GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

THREE MONTHS ENDED NOVEMBER 30, 2016 and 2015

(Expressed in Canadian Dollars)

(Unaudited)

NOTICE TO READERS

The attached condensed consolidated interim financial statements for the three months periods ended November 30, 2016 have been prepared by and are the responsibility of the Company’s management and have been approved by the Board of Directors of the Company. The Company’s independent auditor has not performed a review of these interim financial statements.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in Canadian Dollars)

(Unaudited)

	NOVEMBER 30,	AUGUST 31,
	2016	2016

ASSETS
Current Assets
Cash	$130,405	$57,880
Accounts receivable (Note 3)	4,017	2,228
Due from related parties (Note 11)	3,911	3,821
Prepaid expenses	50,469	37,423
Total Current Assets	188,802	101,352

Non-current Assets
Value-added taxes recoverable	341	170
Exploration and evaluation assets (Notes 4 and 12)	2,827,133	2,940,819
Property and equipment (Note 5)	26,461	26,688

Total Assets	$3,042,737	$3,069,029

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	$33,934	$19,450
Due to related parties (Note 11)	427,952	386,951
Total Current Liabilities	461,886	406,401

Non-current Liabilities
Employment benefit obligations	69,123	73,347

Total Liabilities	531,009	479,748

EQUITY
Share capital (Note 6)	26,044,652	26,044,652
Share-based payments reserves	2,986,770	2,986,770
Accumulated other comprehensive loss	-	-
Deficit	(26,519,694)	(26,442,141)
Total Equity	2,511,728	2,589,281

Total Liabilities And Equity	$3,042,737	$3,069,029

Going Concern (Note 1)
These consolidated financial statements were authorized for issue by the Board of Directors on January 27, 2017. They are signed on behalf of the Company by:

“J. Paul Sorbara”	“Stephen W. Pearce”
Director	Director

See accompanying notes to consolidated financial statements.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS

AND COMPREHENSIVE LOSS

(Expressed in Canadian Dollars)

(Unaudited)

	Three months ended November 30,
	2016	2015
Expenses
Amortization	$227	$7,403
Consulting (Note 11)	18,500	26,718
Foreign exchange loss	4,189	595
Investor relations	4,500	-
Management fees (Note 11)	30,000	30,000
Office and general	3,697	25,299
Professional fees	5,361	1,080
Rent and utilities	3,841	7,196
Transfer agent and filing fees	1,020	466
Travel	218	1,974
Wages and benefits (Note 11)	6,000	20,484
Loss Before Other Income (Expenses)	(77,553)	(121,215)

Other Income (Expenses)
Realized loss on maketable securities	-	(75,134)
Interest Income	-	8
Net Loss For The Period	(77,553)	(196,341)

Other Comprehensive Loss
Unrealized gain (loss) on marketable securities	-	72,638
Comprehensive Loss For The Period	$(77,553)	$(123,703)

Loss Per Share – Basic and Diluted	$(0.001)	$(0.001)

Weighted Average Number Of Shares Outstanding – Basic and diluted	106,660,889	106,660,889

See accompanying notes to consolidated financial statements.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in Canadian Dollars)

(Unaudited)

	COMMON SHARES		SHARE-BASED PAYMENTS RESERVE	ACCUMULATED OTHER
	WITHOUT PAR VALUE
	SHARES	AMOUNT		COMPREHENSIVE INCOME(LOSS)	DEFICIT	TOTAL EQUITY
Balance, August 31, 2015	106,660,889	26,044,652	2,758,145	(72,638)	(25,720,005)	3,010,154
Share-based compensation	-	-	228,625	-	-	228,625
Other comprehensive loss	-	-	-	(2,125)	-	(2,125)
Realized other comprehensive income	-	-	-	74,763	-	74,763
Net loss for the year	-	-	-	-	(722,136)	(722,136)
Balance, August 31, 2016	106,660,889	26,044,652	2,986,770	-	(26,442,141)	2,589,281
Net loss for the period	-	-	-	-	(77,553)	(77,553)
Balance, November 30, 2016	106,660,889	$26,044,652	$2,986,770	$-	$(26,519,694)	$2,511,728

See accompanying notes to consolidated financial statements.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

(Unaudited)

	Tree months ended November 30,
	2016	2015

Operating Activities
Net loss for the period	$(77,553)	$(196,341)
Adjustments to reconcile loss to net cash used in operating activities:
Accrual of management fees	41,001	33,805
Amortization	227	7,403
Interest income	-	(8)
Realized loss on marketable securities	-	75,134
Change in non-cash operating assets and liabilities:
Accounts receivable and VAT recoverable	(1,960)	707
Due from related parties	(90)	-
Prepaid expenses	(13,046)	(7,842)
Accounts payable and accrued liabilities	14,484	71,545
Promissory notes payables	-	(328,254)
Employment benefit obligation	(4,224)	16,005

Cash Used In Operating Activities	(41,161)	(327,846)

Investing Activities
Expenditures on mineral properties	(5,840)	(86,211)
Interest income	-	8
Realized loss on marketable securities	-	(75,134)
Proceeds on sale of marketable securities	-	83,263
Proceeds on sale of mineral property interest	119,526	415,744
Cash Provided By (Used In) Investing Activities	113,686	337,670

(Decrease) Increase In Cash During the Period	72,525	9,824

Cash, Beginning Of Period	57,880	99,235

Cash, End Of Period	$130,405	$109,059

See accompanying notes to consolidated financial statements.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED NOVEMBER 30, 2016 AND 2015

(Expressed in Canadian Dollars)

(unaudited)

1.

NATURE OF OPERATIONS AND GOING CONCERN

Golden Goliath Resources Ltd. (the “Company”) was incorporated on June 12, 1996 under the Business Corporations Act of British Columbia, Canada.  The Company is a public company listed on the TSX Venture Exchange (the “TSX.V”), trading under the symbol “GNG”. The address of the Company’s corporate office and principal place of business is Suite 711, 675 West Hastings Street, Vancouver, British Columbia, Canada.  The Company’s principal business activity is the acquisition and exploration of resource properties.

The Company is in the exploration stage and is in the process of evaluating its Mexican resource properties and has not yet determined whether these properties contain reserves that are economically recoverable.  The recoverability of amounts shown for exploration and evaluation assets are dependent upon the discovery of economically recoverable reserves, confirmation of the Company’s interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the development of the properties and upon future profitable production or proceeds from the disposition thereof.  Managements’ plan in this regard is to secure additional funds through future equity financings, which either may not be available or may not be available on reasonable terms.

The consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern. This assumes the Company will operate for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities, contingent obligations and commitments other than in the normal course of business and at amounts different from those in the financial statements. The Company has incurred operating losses since inception, has no source of operating cash flow, minimal income from short-term investments, continues to rely on the cooperation of its related parties, and there can be no assurances that sufficient funding, including adequate financing, will be available to complete the exploration of its mineral properties and to cover general and administrative expenses necessary for the maintenance of a public company. The ability of the Company to arrange additional financing in the future depends in part, on the prevailing capital market conditions and mineral property exploration success. These factors cast substantial doubt on the Company’s ability to continue as a going concern. Accordingly, the financial statements do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities, contingent obligations and commitments other than in the normal course of business and at amounts different from those in the financial statements.

2.

BASIS OF PRESENTATION

a)

Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”).

b)

Basis of Preparation

These consolidated financial statements have been prepared on a historical cost basis except for financial instruments that have been measured at fair value. These consolidated financial statements have also been prepared using the accrual basis of accounting, except for cash flow information.  In the opinion of management, all adjustments (including normal recurring accruals), considered necessary for a fair presentation have been included.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED NOVEMBER 30, 2016 AND 2015

(Expressed in Canadian Dollars)

(unaudited)

2.

BASIS OF PRESENTATION (Continued)

c)

Foreign Currencies

The Company’s reporting currency and functional currency is the Canadian dollar.  The functional currency of the Mexican subsidiary is the Canadian dollar. Transactions in United States (“US”) and Mexican (“MXN”) foreign currencies have been translated into Canadian dollars as follows:

•

Monetary items at the rate prevailing at the statement of financial position date;

•

Non-monetary items are measured at historical cost at the exchange rate in effect at the date of the transaction;

•

Revenues and expenses are translated at the exchange rate in effect at the date of the transaction; and

•

Gains or losses arising on foreign currency translation are included in the consolidated statements of operations and comprehensive loss.

d)

Significant Accounting Judgments and Estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The preparation of financial statements also requires management to exercise judgment in the process of applying the accounting policies.

On an on-going basis, management evaluates its judgments and estimates in relation to assets, liabilities and expenses.  Management uses historical experience and various other factors it believes to be reasonable under the given circumstances, as the basis for its judgments and estimates.  Revisions to accounting estimates are recognized prospectively from the period in which the estimates are revised.  Actual outcomes may differ from those estimates under different assumptions and conditions.

The following are the key estimate and assumption uncertainties that have a significant risk of resulting in a material adjustment within the next financial year.

Critical Accounting Estimates

Impairment

Assets, especially exploration and evaluation assets are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts exceed their recoverable amounts.  The assessment of the carrying amount often requires estimates and assumptions such as discount rates, exchange rates, commodity prices, future capital requirements and future operating performance.

Share-based payment transactions

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted.  Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant of shares.  This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of a share option, volatility and dividend yield and making assumptions about them.  The assumptions and model used for estimating fair value for share-based payment transactions are disclosed in Note 7.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED NOVEMBER 30, 2016 AND 2015

(Expressed in Canadian Dollars)

(unaudited)

2.

BASIS OF PRESENTATION (Continued)

d)

Significant Accounting Judgments and Estimates (Continued)

Critical Judgments Used in Applying Accounting Policies

Determination of going concern assumption

The preparation of these consolidated financial statements requires management to make judgments regarding the applicability of going concern assumption to the Company as discussed in Note 1.

Determination of Cash Generating Units

In performing impairment assessments, assets are grouped together into the smallest group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Management is required to exercise judgment in identifying these cash generating units.

Determination of functional currency

The functional currency for the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. Determination of functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

Title to mineral property interests

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company’s title.  Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

Exploration and evaluation expenditures

The application of the Company’s accounting policy for exploration and evaluation expenditures requires judgment in determining whether it is likely that future economic benefits will flow to the Company, which may be based on assumptions about future events or circumstances. Estimates and assumptions made may change if new information becomes available. If, after the expenditure is capitalized, information becomes available suggesting that the recovery of the expenditure is unlikely, the amount capitalized is written off in the statement of operations in the period the new information becomes available.

Income taxes

Significant judgment is required in determining the provision for income taxes.  There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain.  The Company recognizes liabilities and contingencies for anticipated tax audit issues based on the Company’s current understanding of the tax law.  For matters where it is probable that an adjustment will be made, the Company records its best estimate of the tax liability including the related interest and penalties in the current tax provision. Management believes they have adequately provided for the probable outcome of these matters; however, the final outcome may result in a materially different outcome than the amount included in the tax liabilities.

In addition, the Company recognizes deferred tax assets relating to tax losses carried forward to the extent there are sufficient taxable temporary differences (deferred tax liabilities) relating to the same taxation authority and the same taxable entity against which the unused tax losses can be utilized.  However, utilization of the tax losses also depends on the ability of the taxable entity to satisfy certain tests at the time the losses are recouped.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED NOVEMBER 30, 2016 AND 2015

(Expressed in Canadian Dollars)

(unaudited)

2.

BASIS OF PRESENTATION (Continued)

Decommissioning liabilities

Judgment is required to determine if there are legal or constructive obligations to incur restoration, rehabilitation and environmental costs when there is an environmental disturbance caused by exploration, development or ongoing production of an exploration and evaluation asset. When it is determined that an obligation exists, a provision is recognized. The provision for decommissioning liabilities depends on estimates of current risk-free interest rates, future restoration and reclamation expenditures and the timing of those expenditures.

3.

ACCOUNTS RECEIVABLE

Accounts receivable consists of the following:

	November 30	August 31
	2016	2015

Sales taxes recoverable	$ 2,805	$ 1,566
Other receivable	1,212	662
	$ 4,017	$ 2,228

4.

EXPLORATION AND EVALUATION ASSETS

Detailed exploration and evaluation expenditures incurred in respect to the Company’s mineral property interests owned, leased or held under option are disclosed in Note 12.  Property payments made on the Company’s mineral property interests are included in the property descriptions below.  Acquisition costs paid through November 30, 2016 and August 31, 2016 are as follows:

	November 30	August 31
	2016	2016

San Timoteo, Oro Leon, Nueva Union, La Reforma	$69,257	$69,257
Oteros, La Esperanza, La Hermosa	-	-
Bufalo, La Barranca	-	-
Los Hilos, Las Bolas, El Manto, Don Lazaro, La Verde	187,123	187,123
Nopalera, Flor de Trigo	78,393	78,393
Corona, Beck, El Chamizal, El Canario, La Cruz	-	-
Las Trojas, La Gloria, Todos los Santos, Los Cantiles	-	-
Yudit	-	-
Total acquisition costs	334,773	334,773
Exploration and evaluation assets (Note 12)	2,492,360	2,606,046
Total exploration and evaluation assets	$2,827,133	$2,940,819

The Company has an extensive property portfolio of mining concessions, acquired mainly through staking, in the Uruachic District of Mexico covering approximately 10,000 hectares. The Company has various net smelter returns on specific claims forming a part of the Company’s properties. The net smelter returns range from 1% to 3%, which have buyouts ranging from US$250,000 to US$2,000,000.

In May 2007 and amended April 2011, the Company optioned to Comstock Metals Ltd. (“Comstock”) the right to earn up to a 75% and 60% interest respectively in the Corona and El Chamizal properties in exchange for Comstock spending $500,000 and $200,000 on the respective properties before February 8, 2014, and issuing 300,000 (300,000 common shares received) and 150,000 (25,000 common shares received) common shares respectively to the Company over a period of two years. In order to keep the option in good standing, Comstock paid $50,000 and issued an additional 200,000 common shares to the Company.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED NOVEMBER 30, 2016 AND 2015

(Expressed in Canadian Dollars)

(unaudited)

4.

EXPLORATION AND EVALUATION ASSETS  (Continued)

The Company has received notice from Comstock that it has spent in excess of $1,000,000 at Corona and effective April 9, 2013, the Company and Comstock entered into a joint venture agreement to further explore the property whereby Comstock will act as the operator. The Company is responsible for 40% of all exploration costs going forward.  The Company has been advised that Comstock does not wish to proceed with the joint venture, as such the Company is responsible for 100% of the Corona costs.

During the year ended August 31, 2016, $29,618 (2015 - $81,214) in deferred expenditures related to certain mineral claims were written down. These write-downs were mainly related to the Company’s San Timoteo/Corona (2015 – San Timoteo/Bufalo) Property.  A number of other smaller claims were written off which the Company will continue to hold but which are not viewed as priorities. Management does not currently intend to conduct any exploration activities on these non-core claims in the next year.

On November 5, 2015, the Company signed a definitive agreement with Fresnillo PLC (“Fresnillo”) granting Fresnillo an option over certain of the Company’s properties in the Uruachic mining camp. Under the terms of the agreement, Fresnillo may earn a 100% interest (subject to a 1% net smelter royalty half of which may be purchased for US$500,000) in the La Reforma, Nueva Union, Oteros, Las Bolas, Nopalera, La Barranca and Corona properties by making cash payments totaling approximately US$3,000,000 over 3 years and by paying all mining rights (property taxes) and conducting all assessment work required to keep the properties in good standing. As part of the US$3,000,000 in payments, approximately US$700,000 is due in regular instalments over 3 years in return for granting Fresnillo the right to perform exploration and assessment work to evaluate the properties. If at the end of the evaluation period they wish to continue with the acquisition of a 100% interest, a payment of US$2,300,000 is required. Fresnillo has the right to terminate this agreement at any time during the exploration period with no further payments required.

As at November 30, 2016, $785,906 in payments have been received. This includes the first three required payments for the exploration rights plus reimbursement of certain exploration costs incurred by the Company. Approximately US$300,000 is due, in six month intervals, from the exploration rights at year-end in addition to the final US$2,300,000 payment.

During the year ended August 31, 2015, pursuant to a letter of intent dated July 14, 2015, Fresnillo advanced $328,254 (4,154,580 Mexican pesos) to the Company through two promissory notes in order to initiate negotiations to sign the definitive agreement.  The promissory notes were unsecured, due on demand, and bore interest at the Mexican prime rate plus 5% per annum.  At the signing of the definitive agreement on November 5, 2015, these promissory notes were cancelled and the amounts outstanding plus interest were applied to the cash payments schedule per the agreement.

The Company will keep an undivided 100% interest in its principal property in the District, San Timoteo, where work has been focused for the last several years. In the event that the Company’s plans change, Fresnillo has been granted a right of first refusal over this property.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED NOVEMBER 30, 2016 AND 2015

(Expressed in Canadian Dollars)

(unaudited)

5.

PROPERTY AND EQUIPMENT

COST	EQUIPMENT	VEHICLES	LAND	TOTAL
Balance August 31, 2015	$ 157,324	$ 90,815	$ 18,917	$ 267,056
Disposal	-	(77,044)	-	(77,044)
Balance August 31, 2016	$ 157,324	$ 13,771	$ 18,917	$ 190,012
Balance November 30, 2016	$ 157,324	$ 13,771	$ 18,917	$ 190,012

ACCUMULATED AMORTIZATION	EQUIPMENT	VEHICLES	LAND	TOTAL
Balance August 31, 2015	$ 134,607	$ 90,815	$ -	$ 225,422
Amortization	14,946	-	-	14,946
Disposal*	-	(77,044)		(77,044)
Balance August 31, 2016	149,553	13,771	-	163,324
Amortization	227	-	-	227
Balance November 30, 2016	$ 149,780	$ 13,771	$ -	$ 163,551

CARRYING AMOUNTS
As at August 31, 2016	$ 7,771	$ -	$ 18,917	$ 26,688

*Due to reduced activities in Mexico, the Company has removed fully depreciated vehicles that are no longer in use.

6.

SHARE CAPITAL AND RESERVES

Authorized

The authorized share capital of the Company consists of an unlimited number of common shares without par value.

Issued and Fully Paid

As at November 30, 2016, the Company had 106,660,889 (August 31, 2016 – 106,660,889) common shares issued and fully paid.

Warrants

As at Novemberr 30, 2016, there are no outstanding share purchase warrants. On March 26, 2016, the following share purchase warrants issued on March 28, 2013 in connection with private placements expired unexercised.

NUMBER OF WARRANTS	EXERCISE PRICE
10,833,333	$0.12
1,155,555	$0.09
11,988,888

The weighted average remaining contractual life of the warrants outstanding at August 31, 2016 was nil years (2015 – 0.57 years) and the weighted average exercise price was $Nil (2015 - $0.12).

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED NOVEMBER 30, 2016 AND 2015

(Expressed in Canadian Dollars)

(unaudited)

6.

SHARE CAPITAL AND RESERVES  (Continued)

Stock Options

The Company has a 10% rolling stock option plan for its directors, officers, employees and consultants to acquire common shares of the Company at a price determined with reference to the fair market value of the shares at the date of grant.  The Company’s stock option plan provides for immediate vesting, or vesting at the discretion of the Board at the time of the option grant. Options and are exercisable for a period of up to 5 years. Stock options granted to investor relations’ consultants vest over a twelve month period, with one quarter of such options vesting in each three month period.

During the year ended August 31, 2016 the company granted 3,400,000 stock options to consultants and Directors of the Company at an exercise price of $0.085 per share, expiring on July 11, 2021. The fair value of the stock options granted has been calculated using the Black-Scholes pricing model, based on the following assumptions: weighted average risk free interest rate of 1.16%, volatility factor of 125.90% and an expected life of five years.

A summary of changes in stock options is presented below:

		WEIGHTED
	NUMBER	AVERAGE
	OF	EXERCISE
	SHARES	PRICE
Balance, August 31, 2015	-	-
Granted	3,400,000	$ 0.085
Balance, August 31, 2016 and November 30, 2016	3,400.000	$ 0.085

The weighted average remaining contractual life of options outstanding at November 30, 2016 was 4.61 years (August 31, 2016 –4.86 years).

Nature and Purpose of Reserves

The reserves recorded in equity on the Company’s statements of financial position is comprised of “Share-based Payments Reserve” and is used to recognize the fair value of stock option grants prior to exercise, expiry or cancellation and the fair value of other share-based consideration paid at the date of payment.

7.

LOSS PER SHARE

The Company calculates the basic and diluted loss per common share using the weighted average number of common shares outstanding during each period and the diluted loss per share assumes that the outstanding vested stock options and share purchase warrants had been exercised at the beginning of the year.

To compute diluted earnings per share, the average number of shares outstanding is adjusted for the number of all potentially dilutive shares.  As of November 30, 2016, the Company had a total of 3,400,000 (August 31, 2016 – 3,400,000) stock options outstanding.  As of November 30, 2016, the Company also had a total of Nil (August 31, 2016 - nil) warrants outstanding.  Dilutive options and warrants were not included in the Company’s loss per common share calculation because the result was anti-dilutive.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED NOVEMBER 30, 2016 AND 2015

(Expressed in Canadian Dollars)

(unaudited)

8.

SEGMENTED INFORMATION

The Company has one operating segment, which is mineral exploration.  All mineral properties are located in Mexico.  All mineral option proceeds are attributable to the Mexican mineral properties. Net loss and assets by geographic segment, at cost, are as follows:

	CANADA	MEXICO	TOTAL

November 30, 2016

Current assets	$101,127	$87,675	$188,802
Property and equipment	$600	$25,861	$26,461
Exploration and evaluation assets	$-	$2,827,133	$2,827,133
Value-added taxes recoverable	$-	$341	$341
Total assets	$101,727	$2,941,010	$3,042,737
Accounts payable and accrued liabilities	$7,394	$22,912	$30,306
Employment benefit obligations	$-	$69,123	$69,123
Net loss for the period	$71,013	$6,540	$77,553

August 31, 2016

Current assets	$45,407	$55,945	$101,352
Property and equipment	$776	$25,912	$26,688
Exploration and evaluation assets	$-	$2,940,819	$2,940,819
Value-added taxes recoverable	$-	$170	$170
Total assets	$46,183	$3,022,846	$3,069,029
Accounts payable and accrued liabilities	$13,614	$5,836	$19,450
Employment benefit obligations	$-	$73,347	$73,347
Net loss for the year	$651,690	$70,446	$722,136

9.

FINANCIAL INSTRUMENTS

As at November 30, 2016 and August 31, 2016, the carrying value of the Company’s financial instruments approximates their fair value. Cash is recorded at fair value and the Company’s other financial instruments are recorded at amortized cost, which approximates fair value due to their short term nature. The Company’s financial instruments are classified into the following categories:

		NOVEMBER 30		AUGUST 31
		2016		2016
	LEVEL	CARRYING VALUE	FAIR VALUE	CARRYING VALUE	FAIR VALUE
Fair value through profit or loss
Cash	1	$130,405	$130,405	$57,880	$57,880
Loans and receivables
Accounts receivable	2	$4,017	$4,017	$2,228	$2,228
Due from related parties	2	$3,911	$3,911	$3,821	$3,821
Other Financial Liabilities
Accounts payable and accrued liabilities	2	$33,934	$33,934	$19,450	$19,450
Due to related parties	2	$427,952	$427,952	$386,951	$386,951
Promissory notes payable	2	$-	-	-	-
Employee benefits obligations	2	$69,123	$69,123	$57,880	$57,880

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED NOVEMBER 30, 2016 AND 2015

(Expressed in Canadian Dollars)

(unaudited)

9.

FINANCIAL INSTRUMENTS (Continued)

There have been no transfers between levels 1 and 2, or transfers in or out of level 3 for the period ended November 30, 2016 and the years ended August 31, 2016.

Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks.  The Board of Directors approves and monitors the risk management process.  The overall objective of the Board is to set policies that seek to reduce risk as far as possible without unduly affecting the Company’s competitiveness and flexibility. The types of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to fulfil an obligation and cause the other party to incur a financial loss. The Company’s credit risk to its financial assets are summarized below:

	NOVEMBER 30, 2016	AUGUST 31, 2016

Cash	$130,405	$57,880
Accounts receivable	$4,017	$2,228
Due from related parties	$3,911	$3,821

The credit risk of accounts receivable is assessed as low. The carrying amount of these financial assets is their maximum exposure to credit risk. The Company does not invest in asset–backed commercial papers.

Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulties in meeting its financial obligations associated with its financial liabilities as they fall due. The Company ensures that there is sufficient capital in order to meet short term business requirements, after taking into account the Company’s holdings of cash.

As of November 30, 2016, the Company does not have sufficient cash and highly liquid investments on hand to meet current liabilities and its expected administrative requirements for the coming year. The Company has cash of $130,405 (August 31, 2016 - $57,880) and total liabilities of $531,009 (August 31, 2016 - $479,748). Accounts payable and accrued liabilities and due to related parties of $461,886 (August 31, 2016 - $406,401) are due within three months. Management has assessed liquidity risk as high. (Note 1)

Market Risk

The significant market risk exposures to which the Company is exposed are foreign exchange risk, interest rate risk, and commodity price risk.

Foreign Currency Risk

The Company has operations in Canada and Mexico subject to foreign currency fluctuations.  The Company’s operating expenses are incurred in Canadian dollars and Mexican pesos, and the fluctuation of the Canadian dollar in relation to this other currency will have an impact upon the profitability of the Company and may also affect the value of the Company’s assets and the amount of equity.  The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED NOVEMBER 30, 2016 AND 2015

(Expressed in Canadian Dollars)

(unaudited)

9.

FINANCIAL INSTRUMENTS (Continued)

Financial assets and liabilities denominated in Mexican Pesos and U.S. dollars were as follows:

	NOVEMBER 30, 2016	AUGUST 31, 2016
U.S. Dollars
Financial assets	$-	$-
Financial liabilities	$4,000	$2,500
Mexican Pesos
Financial assets	$849,046	$316,309
Financial liabilities	$434,985	$132,766

Based on the above net exposures as at November 30, 2016, and assuming that all other variables remain constant, a 10% change in the value of the Mexican peso against the Canadian dollar would result in an increase/decrease of approximately $3,000 (August 31, 2016 - $1,300) in loss from operations.  Based on the above net exposures as at November 30, 2016, and assuming that all other variables remain constant, a 10% change in the value of the US dollar against the Canadian dollar would result in an increase/decrease of approximately $500 (August 31, 2016 - $300) in loss from operations.

Interest Rate Risk

As at November 30, 2016, the Company has no significant exposure to interest rate risk through its financial instruments.

Other Risks

The Company's operations are in northern Mexico and are subject to various levels of political, economic and other risks and uncertainties unique to Mexico. These risks and uncertainties may include: extreme fluctuations in currency exchange rates; high rates of inflation; labor unrest; risks of war or civil unrest; expropriation and nationalization; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; corruption; restrictions on foreign exchange and repatriation; hostage taking; and changing political conditions and currency controls. In addition, the Company may have to comply with multiple and potentially conflicting regulations in Canada and Mexico, including export requirements, taxes, tariffs, import duties and other trade barriers, as well as health, safety and environmental requirements.  Changes, if any, in mining or investment policies or shifts in political attitude in Mexico may adversely affect the Company's operations. Operations may be affected in varying degrees by government regulations with respect to matters including restrictions on production, price controls, export controls, currency controls or restrictions, currency remittance, income and other taxes, expropriation of property, foreign  investment, maintenance of claims, environmental legislation, land  use, land claims of local people, water use and mine safety. Failure to comply strictly with applicable laws, regulations and local practices relating to mineral rights applications and tenure could result in loss, reduction or expropriation of entitlements or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.

10.

CAPITAL DISCLOSURES

The Company was formed for the purpose of acquiring exploration and development stage natural resource properties.  The directors determine the Company’s capital structure and make adjustments to it based on funds available to the Company, in order to support the acquisition, exploration and development of mineral properties.  The directors have not established quantitative return on capital criteria for capital management.

The Company is dependent upon external financing to fund future exploration programs and its administrative costs. The Company will spend existing working capital and raise additional amounts as needed.  The Company will continue to assess new properties and to seek to acquire an interest in additional properties if management feels there is sufficient geologic or economic potential and provided it has adequate financial resources to do so.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED NOVEMBER 30, 2016 AND 2015

(Expressed in Canadian Dollars)

(unaudited)

10.

CAPITAL DISCLOSURES (Continued)

The directors review the Company’s capital management approach on an ongoing basis and believe that this approach, given the relative size of the Company, is reasonable. The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern. (Note 1)

The Company considers the items included on the statement of financial position in equity as capital.  The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  In order to maintain or adjust the capital structure, the Company may issue new shares through private placements, sell assets to reduce debt or return capital to shareholders.  There were no changes to the Company’s approach to capital management during the year.  Neither the Company nor its subsidiaries are subject to externally imposed capital requirements.

11.

RELATED PARTY BALANCES AND TRANSACTIONS

Key Management Compensation

	THREE MONTH ENDED NOVEMBER 30
	2016	2015

Golden Goliath Resources Ltd.
Management fees	$30,000	$30,000
Consulting fees	18,000	18,000
Minera Delta S.A. de C.V.
Wages and benefits	6,000	6,000
Total	$54,000	$54,000

Payments to key management personnel including the President, Chief Financial Officer, directors and companies directly controlled by key management personnel, and a former director, are directly related to their position in the organization.

Other Related Party Transactions

The Company entered into the following transactions and had the following balances payable with related parties. Balances outstanding are non-interest bearing, unsecured and had no specific terms for collection or repayment.

a)

Due from related parties consists of $3,911 (August 31, 2016 - $3,821) due from companies controlled by common directors.

b)

Due to related parties consists of $427,952 (August 31, 2016 - $386,951) due to directors and company controlled by common director.

c)

During the three month ended November 30, 2016 the Company paid $nil (in the year ended August 31, 2016 - $16,500) in respect of rent to a company with a common director.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THEREE MONTHS ENDED NOVEMBER 30, 2016 AND THE YEARS ENDED AUGUST 31, 2016

(Expressed in Canadian Dollars)

(Unaudited)

12.

EXPLORATION AND EVALUATION ASSETS

	San Timoteo Oro Leon Nueva Union La Reforma	Oteros La Esperanza La Hermosa	Bufalo La Barranca	Los Hilos Las Bolas El Manto Don Lazaro La Verde	Nopalera Flor de Trigo	Corona Beck El Chamizal El Canario La Cruz	Las Trojas La Gloria Todos los Santos Los Cantiles	Total

Balance, August 31, 2015	$ --	$ --	$ --	$ 2,067,886	$ 942,290	$ --	$ --	$ 3,010,176

Incurred during the year
Geology and mapping	110	--	--	--	--	--	--	110
Property taxes and passage rights	36,843	17,222	93,396	18,087	30,139	45,358	1,615	242,660
Facilities and other	15,108	--	--	--	6,590	--	340	22,038
Option payment received	(25,001)	(17,222)	(93,396)	(314,300)	(171,706)	(43,140)	(1,615)	(666,380)
Write down	--	--	--	--	--	(2,218)	(340)	(2,558)
Balance, August 31, 2016	27,060	--	--	1,771,673	807,313	--	--	2,606,046

Incurred during the period
Facilities and other	5,840	--	--	--	--	--	--	5,840
Option payment received	--	--	--	(82,796)	(36,730)	--	--	(119,526)
Balance, November 30, 2016	$ 32,900	$ --	$ --	$ 1,688,877	$ 770,583	$ --	$ --	$ 2,492,360